UNITED STATES                  SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION            0-18267
                             WASHINGTON, D.C. 20549               CUSIP NUMBER
                                                                     62888Q109
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One):  / / Form 10-K   / / Form 20-F   / / Form 11-K   /X/ Form 10-Q
              / / FORM N-SAR  / / FORM N-CSR


For Period Ended: June 30, 2004
                  -------------
 / / Transition Report on Form 10-K
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q
/ /  Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

                                 NCT Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

                                20 Ketchum Street
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Address of Principal Executive Office (Street and Number)

                               Westport, CT 06880
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
  /X/ calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Exhibit A.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Cy E. Hammond                 (203)                      226-4447
---------------------            ----------            -------------------------
       (Name)                     Area Code               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X / Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit A.
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                                 NCT Group, Inc.
                                 ---------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   August 17, 2004                            By:  /s/ Cy E. Hammond
      ------------------                               -------------------------
                                                       Cy E. Hammond
                                                       Senior Vice President,
                                                       Chief Financial Officer

                                                                       Exhibit A


NCT Group, Inc.
Commission File No. 0-18267
Form 12b-25

Part III

As of August 16, 2004, the Registrant was in the process of completing its second quarter Form 10-Q. Upon completion of the process, the results may have a material impact on the content of the consolidated financial statements of the Registrant for the three and six-months months ended June 30, 2004. The
Registrant was unable to file its Form 10-Q on August 16, 2004 without unreasonable effort or expense and expects to file its Form 10-Q on August 17, 2004.


Part IV(3)

The Registrant anticipates the following information will be included in the Registrant's Form 10-Q to be filed on August 17, 2004:

     Total revenue for the three months ended June 30, 2004 increased by $0.3 million, or 27.3%, to $1.4 million in 2004 from $1.1 million in 2003 reflecting increases in most of our revenue sources.

     Total costs and expenses for the three months ended June 30, 2004 increased by $2.5 million, or 27.8%, due primarily to a $2.0 million increase in interest expense, net and a $1.6 million increase in other expenses, net.

     Net loss for the three months ended June 30, 2004 was $10.0 million compared to $7.9 million for the same period in 2003, an increase of $2.1 million, or 26.6%, primarily attributable to the increase in costs and expenses noted above. Net loss per share attributable to common stockholders was $0.02 for the each of the three months ended June 30, 2004 and 2003.

     Total revenue for the six months ended June 30, 2004 increased by $0.4 million, or 18.2%, to $2.6 million in 2004 from $2.2 million in 2003 reflecting increases in most of our revenue sources.

     Total costs and expenses for the six months ended June 30, 2004 increased by $11.5 million, or 68%, due primarily to a $11.5 million increase in interest expense, net and a $2.5 million increase in other expenses, net partially offset by a $2.8 million decrease in selling, general and administrative expenses.

     Net loss for the six months ended June 30, 2004 was $25.8 million compared to $14.7 million for the same period in 2003, an increase of $11.1 million, or 75.5%, primarily attributable to the increase in costs and expenses noted above. Net loss per share attributable to common stockholders was $0.04 and $0.03 for the six months ended June 30, 2004 and 2003, respectively.